SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

      Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                                ________________

                               PENTON MEDIA, INC.
                               (NAME OF ISSUER)
                                ________________

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                ________________

                                   709668 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                ________________


 WILLIAM C. DONOHUE                           JOHN J. MEEHAN
 DONOHUE MEEHAN PUBLISHING COMPANY            DONOHUE MEEHAN PUBLISHING COMPANY
 2700 N. RIVER RD.                            2 GREENWOOD SQUARE, SUITE 410
 DES PLAINES, ILLINOIS  60018                 BENSALEM,
 PENNSYLVANIA  19020

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                 COPY TO:

                            BRIAN W. DUWE, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS  60606
                              (312) 407-0700


                              AUGUST 7, 1998
       (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




 CUSIP No.  709668 10 7

 ---------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS: WILLIAM C. DONOHUE
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  N/A

 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  ( )  (b)  (X)
 ---------------------------------------------------------------------------
 3    SEC USE ONLY

 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      00
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              ( )
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF ILLINOIS
 ---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF               770,819
    SHARES          --------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY               NONE
    EACH            --------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON                770,819
    WITH            --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         NONE
 ---------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      770,819
 ---------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES   (X)
 ---------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.4%
 ---------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
 ---------------------------------------------------------------------------



 CUSIP No.   709668 10 7

 ---------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  JOHN J. MEEHAN
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  ( )  (b)  (X)
 ---------------------------------------------------------------------------
 3    SEC USE ONLY
 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS:
      00
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             ( )
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF PENNSYLVANIA
 ---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF               770,819
    SHARES          --------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY              NONE
    EACH            --------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON                770,819
    WITH            --------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         NONE
 ---------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      770,819
 ---------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES   (X)
 ---------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      3.4%
 ---------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      IN
 ---------------------------------------------------------------------------


      The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

 Item 1.  Security and Issuer.

      This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Penton Media, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1100 Superior Avenue, Cleveland, Ohio 44114.

 Item 2.  Identity and Background.

      (a) - (c), (f) This Statement is being filed by William C. Donohue and John J. Meehan (collectively the "Shareholders"). Mr. Donohue is an Illinois resident and his business address is 2700 N. River Road, Des Plaines, Illinois 60018. Mr. Donohue is the President of Donohue-Meehan Publishing Company ("Donohue Meehan"), a wholly owned subsidiary of the Company. Mr. Meehan is a Pennsylvania resident and his business address is 2 Greenwood Square, Suite 410, Bensalem, Pennsylvania 19020. Mr. Meehan is the Executive Vice President of Donohue Meehan.

      (d) - (e) During the past five years, neither of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

      The Shares of the Company were received by the Shareholders in connection with the merger between Donohue Meehan and a wholly-owned subsidiary of the Company, (the "Merger"), pursuant to which shares of common stock of Donohue Meehan held by the Shareholders were exchanged for Shares of the Company and certain immediate and contingent cash payments pursuant to the terms of a Combination Agreement, dated as of May 21, 1998, among the Company, D-M Acquisition Corp., Pittway Corporation, Donohue Meehan and the Shareholders (the "Combination Agreement"). The Combination Agreement, among other things, provides the Shareholders with certain registration rights in connection with the subsequent sale of their shares and provides for certain payments to the Shareholders in the event the value of the Shares is below certain specified values, all as more specifically set forth in the Combination Agreement. Pursuant to the Combination Agreement, each of the Shareholders serves as a director of the Company. The Combination Agreement is incorporated by reference as Exhibit 2(a) to this Schedule 13D and reference is made to such agreement for a complete description of the terms thereof.

 Item 4.  Purpose of the Transaction.

      The Shareholders acquired the Shares in connection with the Merger, in which shares of common stock of Donohue Meehan were exchanged for Shares of the Company and certain immediate and contingent cash payments. Each of the Shareholders has entered into an employment agreement with the Company to continue to manage Donohue Meehan generally in the same capacities in which they acted prior to the Merger. Copies of such employment agreements are incorporated by reference as Exhibits 2(b) and 2(c) hereof. Each of the Shareholders has been, and may in the future be, granted options to purchase the Company's common stock in connection with their services as a director and employee of the Company or Donohue Meehan. Neither Seller has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

      (a) On August 7, 1998, the Company consummated the acquisition of Donohue Meehan Publishing Company and issued 770,819 shares to each of Messrs. Donohue and Meehan for a total of 1,541,638 shares of Common Stock, representing 6.67% of the outstanding Common Stock of the Company, on a fully diluted basis.

           On August 7, 1998, the Company granted to each of Messrs. Donohue and Meehan options to purchase 11,000 shares of Common Stock which first become exercisable on August 7, 2001 and expire on August 7, 2008. The exercise price per share pursuant to such options is the average closing price of the Common Stock for the five trading day period ending the eighth trading day after August 7, 1998.

      (b) Each of Messrs. Donohue and Meehan has sole power to vote, direct the vote, dispose or direct the disposition of his respective shares of Common Stock. Each of Messrs. Donohue and Meehan disclaims beneficial ownership of the other's shares of Common Stock.

      (c) Except as set forth in this Item 5, neither Seller has effected any transactions in the Shares during the past 60 days.

      (d) - (e)   Inapplicable.

 Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among the Shareholders with respect to securities of the Company other than as set forth in the Combination Agreement.

 Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (2)(a) Combination Agreement, dated May 21, 1998, between the Company, D-M Acquisition Corp., Pittway Corporation, Donohue Meehan Publishing Company, William C. Donohue and John J. Meehan.(1)

      (2)(b)    Form of Employment Agreement between the Company and William
                C. Donohue.(1)

      (2)(c) Form of Employment Agreement between the Company and John J. Meehan.(1)

      (3) Joint Filing Agreement, dated as of August 13, 1998, by and between Parent and Purchaser.

-----------------------
 (1)     Incorporated by Reference to the Company's Registration
         Statement on Form S-1 (File No. 333-56877).





                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   August 13, 1998


                                        /s/ William C. Donohue
                                        -----------------------
                                        Name: William C. Donohue



                                        /s/ John J. Meehan
                                        ------------------------
                                        Name: John J. Meehan



                               EXHIBIT INDEX

 Exhibit
 Number         Exhibit

 (2)(a) Combination Agreement, dated May 21, 1998, between the Company, D-M Acquisition Corp., Pittway Corporation, Donohue Meehan Publishing Company, William C. Donohue and John J. Meehan.(1)

 (2)(b)         Form of Employment Agreement between the Company and William
                C. Donohue.(1)

 (2)(c)         Form of Employment Agreement between the Company and John J.
                Meehan.(1)

 (3) Joint Filing Agreement, dated as of August 13, 1998, by and between Parent and Purchaser.

 ----------------------
 (1)      Incorporated by Reference to the Company's Registration
          Statement on Form S-1 (File No. 333-56877).